EXHIBIT 99.1



ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

For more information regarding the content of this news release, please contact: Barbara Hasenstab 216-797-8798	*For Immediate Release* News Release No.: 06-15 Release Date: July 27, 2006

ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS

Property Operations Continue to Exceed Expectations with Same-Communities Net Operating Income Up 3.4 Percent; Company Moves Portfolio Realignment Strategy Forward with Two Asset Sales

Cleveland, Ohio - July 27, 2006 - Associated Estates Realty Corporation (NYSE: AEC) today reported net income available to common shareholders of $26.7 million, or $1.58 per share, for the second quarter ended June 30, 2006, compared with a net loss available to common shareholders of $432,000, or $0.02 per share, for the second quarter ended June 30, 2005. The second quarter results include gains from property sales of approximately $2.06 per share in 2006 and $0.21 per share in 2005.

Funds from Operations (FFO) for the second quarter of 2006 were $0.01 per share and include $3.5 million in defeasance costs, or approximately $0.21 per share, associated with the prepayment of $36.0 million in debt. Excluding these costs, FFO for the second quarter of 2006 would have been flat compared with last year's second quarter FFO of $0.22 per share.

"Our second quarter FFO per share, excluding defeasance costs, was in line with our expectations," said Lou Fatica, vice president, chief financial officer and treasurer.

Total revenues for the second quarter of 2006 were $38.5 million, compared with $35.9 million for the second quarter of 2005, an increase of 7.2 percent.

Same-Communities (Market-Rate) Portfolio Results

Revenues for the second quarter from the Company's same-communities (market-rate) portfolio were up 5.3 percent and total property operating expenses for the same-communities (market-rate) portfolio increased 7.5 percent, resulting in a 3.4 percent increase in net operating income (NOI), compared with the second quarter last year. Physical occupancy was 95.2 percent at the end of the second quarter of 2006 compared with 95.0 percent at the end of the second quarter of 2005.

For the second quarter, the average net collected rent per unit for the same-communities (market-rate) properties increased 5.4 percent to $748 per month, compared with the second quarter of 2005. Net collected rent per unit for the Company's same-communities (market-rate) Midwest portfolio grew 3.8 percent, while net collected rent per unit for the Company's same-communities (market-rate) properties in the Mid-Atlantic/Southeast markets grew 9.5 percent.

"Revenue growth in our same-communities (market-rate) portfolio continued to exceed our expectations," said John T. Shannon, senior vice president of operations. Shannon noted that the revenue growth was primarily driven by increased rental rates, reduction of concessions and slightly higher occupancy.

"We expect the momentum from our same-communities (market-rate) portfolio performance to continue to drive our results in the second half of the year," he added.

Additional quarterly financial information, including performance by region for the Company's same-communities (market-rate) portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investor Relations" section of the Company's web site at www.aecrealty.com, or by clicking on the following link: http://ir.aecrealty.com/results.cfm.

First Half Performance

For the six months ended June 30, 2006, net income available to common shareholders was $17.8 million, or $1.04 per share, compared with a net loss available to common shareholders of $7.3 million, or $0.37 per share for the comparable period of 2005. The results for these periods include gains from property sales of $2.03 per share and $0.21 per share, respectively.

Funds from Operations (FFO) for the six months ended June 30, 2006 were $(0.01) per share and include $7.1 million in defeasance costs, or approximately $0.42 per share, associated with the prepayment of $71.3 million in debt. Excluding these costs, FFO for the first half of 2006 would have been $0.41 per share. FFO for the first half of 2005 was $0.32 per share and includes non-cash redemption costs of approximately $2.2 million, or $0.11 per share, associated with the redemption of the Company's Class A Shares in January 2005. Excluding these costs, FFO for the first half of 2005 would have been $0.43 per share.

Corporate Activities

During the second quarter, the Company sold two Northeast Ohio high-rise apartment communities, as previously announced, at a blended after-capital cap rate of approximately 5.0%. Average occupancy at these communities was 91.0%. The net sales proceeds of $41.3 million were used to pay down debt.

The Company continues to expect to sell a total of $75 million in assets during 2006. Sales proceeds are currently expected to be used primarily to pay down debt and fund capital improvement programs in the Company's same-communities (market-rate) portfolio.

Outlook

The Company expects the majority of its FFO contributions to be delivered in the second half of the year as a result of the expected timing of property sales, and the use of sales proceeds to pay down debt.

"We are reiterating our expected FFO per share guidance of $0.98 to $1.02 per share for the year, excluding the effect of defeasance costs," said Fatica.

Assumptions relating to the Company's earnings guidance can be found on page 24 of the second quarter 2006 supplemental fact booklet posted on the Company's website at www.aecrealty.com.


Conference Call

A conference call to discuss the results will be held today, Thursday, July 27, at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial in number is 800-362-0571, and the passcode is "Estates."

Via the Internet (listen only): Access the Investor Relations page on the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download, and install any necessary audio software. Select the "Live Webcast" link at the top of the page and follow the brief instructions to register for the event. The webcast will be archived through August 10, 2006.

Company Profile

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT"), headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company directly or indirectly owns, manages, or is a joint venture partner in 105 multifamily properties containing a total of 21,699 units located in 10 states.

FFO is a non-Generally Accepted Accounting Principle (GAAP) measure. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. A reconciliation of net income (loss) applicable to common shares to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.

Safe Harbor Statement

This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2006 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to it current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; changes in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenues; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liabilities, among others; changes in government regulations affecting properties the rents of which are subsidized and certain aspects of which are regulated by the United States Department of Housing and Urban Development ("HUD") and other properties owned by the Company; inability to renew current contracts with HUD for rent-subsidized properties at existing rents; changes in or termination of contracts relating to third party management and advisory business; risks related to the Company's joint ventures; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

ASSOCIATED ESTATES REALTY CORPORATION				
Financial Highlights				
(in thousands, except per share data)				
	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2006	2005	2006	2005
Total revenue	$ 38,466	$ 35,875	$ 75,898	$ 69,549
Net income (loss)	27,962	830	20,339	(2,505)
Net income (loss) applicable to common shares [1]	26,701	(432)	17,816	(7,275)
Add: Depreciation - real estate assets	7,728	8,188	15,614	16,314
Depreciation - real estate assets - joint ventures	240	239	480	480
Amortization of joint venture deferred costs	9	9	17	17
Amortization of intangible assets	216	429	656	673
Less: Gain on disposition of properties	(34,723)	(4,032)	(34,723)	(4,032)
Funds from operations (FFO) [2]	171	4,401	(140)	6,177
Funds from operations (FFO) adjusted for defeasance costs and/or				
preferred share redemption costs [3]	3,695	4,401	6,944	8,340
Add: Depreciation - other assets	329	406	692	832
Depreciation - other assets - joint ventures	45	44	89	94
Amortization of deferred financing fees	256	352	538	624
Amortization of deferred financing fees - joint ventures	12	16	24	23
Less: Fixed asset additions	(2,046)	(1,756)	(3,318)	(2,717)
Fixed asset additions - joint ventures	(32)	(16)	(54)	(29)
Funds available for distribution (FAD) [4]	$ 2,259	$ 3,447	$ 4,915	$ 7,167
Per share:				
Net income (loss) applicable to common shares - basic and diluted [1]	$ 1.58	$ (0.02)	$ 1.04	$ (.37)
Funds from operations - basic and diluted [2]	$ 0.01	$ 0.22	$ (0.01)	$ 0.32
- adjusted for defeasance costs and/or				
preferred share redemption costs [3]	$ 0.22	$ 0.22	$ 0.41	$ 0.43
Dividends per share	$ 0.17	$ 0.17	$ 0.34	$ 0.34
Weighted average shares outstanding - basic and diluted	16,872	19,598	17,076	19,585

(1)   After dividends and original costs associated with the preferred share redemption, of $1,261, $1,262, $2,523 and $4,770, equivalent to $0.07, $0.06, $0.15, and $0.24 per common share, respectively.

(2)   The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(3)   The Company defines FFO excluding defeasance costs and/or preferred redemption costs as FFO, as defined above, plus the add back of defeasance costs of $3,524,000 and $7,083,000 for the quarter and six months ended June 30, 2006, respectively, and the $2,163,000 original issuance costs associated with the redemption of preferred shares during the first quarter of 2005. In accordance with GAAP, the defeasance costs are included as interest expense in the Company's Consolidated Statement of Operations. These costs are the costs associated with the defeasance (prepayment) of four and eight loans, respectively. Also, in accordance with GAAP, the Company reclassified the original issuance costs associated with the redemption of the Series A Preferred Shares in January 2005. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(4)   The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com